[redacted]

10028874

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2010
Washington, DC
110

SEC FILE NUMBER
8-52064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADIA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 FIFTH AVENUE, SUITE 2600
(No. and Street)

SEATTLE (City) WA (State) 98104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LISA RHEE 206-436-2562
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH BUNDAY BERMAN BRITTON, PS
(Name – *if individual, state last, first, middle name*)

11808 NORTHUP WAY, SUITE 240 (Address) BELLEVUE (City) WA (State) 98005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LISA RHEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADIA CAPITAL, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa Rhee
Signature

CONTROLLER
Title

Notary Public
State of Washington
MICHELLE H KENNEDY
My Appointment Expires Dec 19, 2010

Michelle H Kennedy
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMITH BUNDAY BERMAN BRITTON, P.S.

CASCADIA CAPITAL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.
CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

To the Member
Cascadia Capital, LLC

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Cascadia Capital, LLC (a wholly owned subsidiary of Cascadia Capital Holdings, LLC) as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cascadia Capital, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS	2009
Cash	$232,841
Receivables, net	225,062
Intercompany receivable with Parent	566,156
Prepaid and other assets	21,620
Total assets	$1,045,679
LIABILITIES	
Accounts payable	$58,074
Accrued liabilities	99,917
Total liabilities	157,991
MEMBER'S EQUITY	887,688
Total liabilities and member's equity	$1,045,679

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

	2009
REVENUES	
Success fees	$2,038,000
Consulting and other income	1,032,955
Total revenues	3,070,955
EXPENSES	
Compensation and benefits	2,401,845
Facilities and equipment	542,170
Office and other operating	388,877
Professional fees	406,575
Travel and entertainment	172,636
Bad debt expense	15,833
Total expenses	3,927,936
Net (loss)	($856,981)

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Contributed Capital	Accumulated Earnings	Total
Balance - January 1, 2009	$62,811	$1,681,858	$1,744,669
Net loss		(856,981)	(856,981)
Balance - December 31, 2009	$62,811	$824,877	$887,688

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

	2009
Cash flows from operating activities	
Net earnings (loss)	($856,981)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities	
Decrease of receivable from Parent, net	379,330
Decrease in receivables, net	335,435
(Increase) in prepaid and other assets	(14,631)
(Decrease) in deferred revenue	(10,000)
Increase in accounts payable	43,959
Increase in accrued liabilities	99,917
Net cash provided by (used in) operating activities	(22,971)
Net increase (decrease) in cash	(22,971)
Cash at beginning of year	255,812
Cash at end of year	$232,841

The accompanying notes are an integral part of these financial statements.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cascadia Capital, LLC, (the Company) is a wholly owned subsidiary of Cascadia Capital Holdings, LLC (the Parent). The Company was formed on December 1, 2000 (date of inception) and currently has the principal purpose of acting as a broker-dealer and investment banking advisor focusing nationally on companies in the following areas: sustainable industries, information technology, consumer and retail, security and defense, business services, manufacturing, transportation and logistics, and industrial. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Consulting income represents fees earned from providing advisory services. Consulting income is recorded in the month earned. Advance payments are deferred until earned. Success fees include fees earned from providing introductory and advisory services to companies involved in Financing and Mergers and Acquisition activities. Success fees are recorded at the time the transaction is completed and income is generally stated as a percentage of the investment or transaction.

On occasion, the Company may receive a portion of its fees in equity securities of its clients. These non-cash fees received are recorded at estimated fair value, which may include discounts for required holding periods or other factors. When such equity instruments are received, the assets are transferred to the parent company.

Income Taxes

The Company is classified as a disregarded entity for federal income tax purposes. Therefore, income taxes are the obligation of the member, and are not included in the accompanying financial statements.

NOTE 1 - continued:

Accounts Receivable

The majority of the Company's accounts receivable are due from companies in a variety of industries. Credit is extended on evaluation of a client's financial condition and, generally, collateral is not required. Accounts receivable are due based on the terms of the signed agreement and are stated at amounts due from clients net of an allowance for doubtful accounts, if considered necessary by management. As of December 31, 2009, an allowance of $16,000 was recorded against receivables. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they are deemed uncollectible, and payments subsequently received on such receivables are credited to bad debt expense. At its discretion, the Company may assess finance charges on its past due receivables.

The accounts receivable serve as collateral on the Parent's line of credit.

Concentration of Credit Risk

Accounts maintained at the Company's bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company routinely maintains bank balances in excess of the FDIC insurance limit.

The Company's customers are located throughout the United States but from time to time may include non-US entities. The Company's transactions are generally denominated in USD, however, on occasion, it may enter into an agreement with fees denominated in another currency. The financial statement impact of foreign currency translation adjustments, if any, is not significant.

Use of Estimates

In preparing the Company's financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates include timing of recognition of consulting and success fees, and valuation of fees received in equity securities of its clients.

NOTE 2 - CASH AND CASH EQUIVALENTS

The company considers amounts due from banks and all highly liquid investments with original maturity of three months or less to be cash equivalents. As of December 31, 2009, the Company had cash in the amount of $232,841.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has a receivable from the Parent totaling $566,156 at December 31, 2009, relating to the sale of investments from the Company to the Parent in prior years. The Company also has an expense sharing agreement with the Parent whereby the Parent pays certain expenses which are liabilities of the Parent, but charges the related use of these expenses to the Company. During 2009, the amounts charged to the Company from the Parent totaled $162,777.

The Parent is named in the office lease in which the Company resides. All expenses relating to this lease are recorded monthly by the Company. During 2009, the Company recorded lease expenses, net of sub lease, totaling $410,506.

The Company through its Parent as sponsor, has a 401(k) plan that covers eligible employees. Pursuant to the Plan, the Company may make matching contributions at its discretion. For 2009, no matching contributions to the Plan were made by the Company. The Company recorded $2,640 of expense regarding this Plan during 2009.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Company is approved to conduct limited securities business under SEC Rule 15c3-1 and therefore has a minimum net capital requirement of the greater of $5,000 or six and two thirds percent (6 2/3%) of aggregate indebtedness. At December 31, 2009, the Company's net capital was $74,850 which was $64,317 in excess of its required net capital of $10,533. The Company's ratio of aggregate indebtedness to net capital was 2.11 to 1.

NOTE 5 - CUSTOMER RESERVE REQUIREMENTS AND POSSESSION AND CONTROL REQUIREMENTS

The Company does not receive or hold client funds or securities and operates pursuant to exemption (k)(2)(i) of SEC Rule 15c3-3.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 19, 2010, the date which the financial statements were available to be issued. No events requiring disclosure have occurred.

CASCADIA CAPITAL, LLC
(A Wholly Owned Subsidiary of Cascadia Capital Holdings, LLC)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Member's equity		$887,688
Non-allowable assets		
Receivables, net	($225,062)	
Intercompany receivable with Parent	(566,156)	
Prepaid and other assets	(21,620)	(812,838)
Net capital		$74,850
Net Capital Requirement		
Minimum net capital required		$10,533
Excess net capital		$64,317
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)		$59,051
Ratio of aggregate indebtedness to net capital		2.11 to 1
Aggregate indebtedness		$157,991

Note: The computation of net capital under SEC Rule 15c3-1 as of December 31, 2009 computed by Cascadia Capital, LLC in its unaudited Form X-17a-5a, Part IIA, as filed with the Financial Industry Regulatory Authority does not differ materially from the above computation, which is based on information derived from its audited financial statements.

The Company is exempt from providing the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3".

February 19, 2010

To the Member
Cascadia Capital, LLC

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedule of Cascadia Capital, LLC as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com

but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

SMITH BUNDAY BERMAN BRITTON, P.S.

CERTIFIED PUBLIC ACCOUNTANTS

February 19, 2010

To the Board of Directors of Cascadia Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Cascadia Capital LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Cascadia Capital LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Cascadia Capital LLC's management is responsible for Cascadia Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's general ledger and check copies, noting no differences;
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 (less amounts for the period January 1, 2009 to March 31, 2009), with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;
3. We compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which were comprised of detail activity from the Company's general ledger, noting no differences; and,
4. We proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended and should not be used by anyone other than these specified parties.

Smith Bunday Berman Britton, P.S.

11808 Northup Way, Suite 240 • Bellevue, Washington 98005-1959
Phone (425) 827-8255 • Fax (425) 827-0641 • www.sbbb.com